February 15, 2011

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:  Rule 17f-2
     PNC Advantage Funds
     Registration No. 811-07850, CIK No. 0000908823

Ladies and Gentlemen:

On behalf of our client, PNC ADVANTAGE FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated February 15, 2011, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2009.

Yours truly,


/s/ Rajan Chari

Rajan Chari
Partner

Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of PNC Advantage Funds (formerly Allegiant Advantage
Fund):

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the PNC Advantage Funds (formerly Allegiant Advantage Fund), including PNC Advantage Institutional Money Market Fund, formerly known as Allegiant Advantage Institutional Money Market Fund, (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2009, and from May 31, 2009 (the date of our last examination) through August 31, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2009, and with respect to agreement of security purchases and sales, for the period from May 31, 2009 (the date of our last examination) through August 31, 2009:

     - Confirmation of all securities held by institutions in book entry form on behalf of the Custodian by The Depository Trust Company, Citigroup and The Federal Reserve Bank of Boston;

     - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     - Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     -    Confirmation of all repurchase agreements with brokers/banks; and

     - Agreement of one security purchase and one security sale or maturities since our last report from the books and records of the Fund to trade authorizations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2009, and from May 31, 2009 (the date of our last examination) through August 31, 2009, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 15, 2011

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the PNC Advantage Funds (formerly Allegiant Advantage Fund), including PNC Advantage Institutional Money Market Fund, formerly known as Allegiant Advantage Institutional Money Market Fund, (the "Fund") is responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2009, and from May 31, 2009 (the date of our last examination) through August 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2009, and from May 31, 2009 (the date of our last examination), through August 31, 2009, with respect to securities reflected in the investment account of the Fund.


/s/ Kevin McCreadie
-------------------------------------
Kevin McCreadie, President of PNC Advantage Funds


/s/ Jennifer Spratley
-------------------------------------
Jennifer Spratley, Vice President of PNC Advantage Funds


/s/ John Kernan
-------------------------------------
John Kernan, Treasurer of PNC Advantage Funds

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


------------------------------------------------------------ ---------------------------
1. Investment Company Act File Number:                       Date examination completed:

811-07850 (PNC Advantage Funds)                              FEBRUARY 15, 2011
------------------------------------------------------------ ---------------------------
2. State identification Number:

   ----------------- --------------- --------------- ---------------- ------------------
   AL                AK              AZ              AR               CA              CO
   ----------------- --------------- --------------- ---------------- ------------------
   CT                DE              DC              FL               GA              HI
   ----------------- --------------- --------------- ---------------- ------------------
   ID                IL              IN              IA               KS              KY
   ----------------- --------------- --------------- ---------------- ------------------
   LA                ME              MD              MA               MI              MN
   ----------------- --------------- --------------- ---------------- ------------------
   MS                MO              MT              NE               NV              NH
   ----------------- --------------- --------------- ---------------- ------------------
   NJ                NM              NY              NC               ND              OH
   ----------------- --------------- --------------- ---------------- ------------------
   OK                OR              PA              RI               SC              SD
   ----------------- --------------- --------------- ---------------- ------------------
   TN                TX              UT              VT               VA              WA
   ----------------- --------------- --------------- ---------------- ------------------
   WV                WI              WY              PUERTO RICO
   -------------------------------------------------------------------------------------
   Other (specify):
----------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

      PNC ADVANTAGE FUNDS
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):

      Two Hopkins Plaza, Baltimore, MD 21201

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